SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                          _____________

                            FORM 11-K
                          _____________

                          ANNUAL REPORT

                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934


(X)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

        For the fiscal year ended December 31, 1993

                                OR

( )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


        For the transition period from ______ to ______.

        Commission File Number: 33-43802

        A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                          Temple-Inland
                   Savings and Retirement Plan

          (Formerly the Temple-Inland Financial Services
                   Savings and Retirement Plan)


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Temple-Inland Inc.
                      303 South Temple Drive
                          P. O. Drawer N
                       Diboll, Texas 75941





                                                      Page No.

(a)     Financial Statements:

        Report of Independent Auditors                F-1

        Statements of Net Assets Available for
        Benefits, with Fund Information--
        December 31, 1993 and 1992                    F-2, F-3

        Statements of Changes in Net Assets
        Available for Benefits, with Fund Information--
        Years Ended December 31, 1993 and 1992        F-4, F-5

        Notes to Financial Statements                 F-6-F-10



(b)     Exhibits:

        1.          Consent of Ernst & Young





                            SIGNATURE



        Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   TEMPLE-INLAND
                                   SAVINGS AND RETIREMENT PLAN




                                   By:/s/ Jerry L. Fischer
                                       Jerry L. Fischer
                                       Plan Administrator




DATE:  June 29, 1994





                  Report of Independent Auditors



Temple-Inland Savings and Retirement Plan


We have audited the accompanying statements of net assets available for plan benefits with fund information of Temple-Inland Savings and Retirement Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ ERNST & YOUNG

May 27, 1994
Houston, Texas



                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                           TEMPLE-INLAND
                                                    SAVINGS AND RETIREMENT PLAN

                                                                            Year Ended December 31, 1993
                                                   Fixed      Company
                                                  Income       Stock       Equity    Wellington      Index    U.S. Treas.   Loan
                                      Total        Fund        Fund         Fund        Fund         Fund       Fund       Fund

ASSETS
Equity in Temple-Inland Inc.
  common stock fund                 $4,311,071              $4,311,071
  (units: 385,606;
   cost: $4,027,371)

Equity in Vanguard Windsor Fund      2,808,510                           $2,808,510
  (units: 201,906;
   cost: $2,825,382)

Equity in Vanguard Wellington Fund   1,426,968                                       $1,426,968
  (units: 69,949;
   cost: $1,402,930)

Equity in Vanguard Index 500
  Portfolio Fund                     1,240,486                                                    $1,240,486
  (units: 28,302;
   cost: $1,193,049)

Equity in Fixed Income Fund          5,001,318  $5,001,318

Participant loans outstanding          242,286                                                                            $242,286

Vanguard Intermediate Term
  U.S. Treasury Portfolio            4,236,027                                                                $4,236,027
  (units: 395,521;
   cost: $4,405,975)

Contributions receivable               249,774     119,601      73,950       33,080         -         18,009       5,134        -

                                    19,516,440  5,120,919    4,385,021    2,841,590   1,426,968    1,258,495   4,241,161   242,286

LIABILITIES
Amounts payable                         67,205     24,433       29,766       13,006         -            -           -          -

NET ASSETS AVAILABLE FOR
BENEFITS                           $19,449,235  $5,096,486  $4,355,255   $2,828,584  $1,426,968   $1,258,495  $4,241,161   $242,286

See Notes to Financial Statements


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                            TEMPLE-INLAND
                                     SAVINGS AND RETIREMENT PLAN



                                                                  Year Ended December 31, 1992
                                                        Fixed     Company
                                                       Income      Stock    Equity  Wellington  Index
                                            Total       Fund       Fund      Fund     Fund     Fund


ASSETS
Certificates of deposit with
  Guaranty Federal Bank                   $  900,000 $  900,000

Equity in Vanguard Windsor Fund            1,432,158                      $1,432,158
  (shares: 112,414; cost: $1,414,188)

Temple-Inland Inc. common stock            1,796,784            $1,796,784
  (shares: 34,889; cost: $1,749,380)

Equity in Vanguard Wellington Fund         1,136,806                                 $1,136,806
  (shares: 59,332; cost: $1,076,808)

Vanguard Index 500 Portfolio                 591,446                                            $591,446
  (shares: 14,436; cost: $526,866)

Equity in Temple-Inland Forest Products
  Corporation Master Trust - Note F        4,282,887  4,282,887
    (cost: $4,193,500)

Short-term investments                        28,375     13,343     6,844     5,122     1,459      1,607
Interest and dividends receivable            109,659      8,696       165    62,950    29,759      8,089
Contributions receivable                     388,786    172,307    96,850    47,087    36,356     36,186
Amounts due from other funds                 171,622        -       5,332    44,865    33,021     88,404
                                          10,838,523  5,377,233 1,905,975 1,592,182  1,237,401   725,732

LIABILITIES
Amounts payable to other funds               171,621    171,621       -          -          -       -
Amounts payable to participants              177,248     84,062    20,712    29,910    18,109     24,455
                                             348,869    255,683    20,712    29,910    18,109     24,455

NET ASSETS AVAILABLE FOR BENEFITS        $10,489,654$5,121,550  $1,885,263$1,562,272$1,219,292  $701,277


See notes to Financial Statements.




                    STATEMENT OF INCOME AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FU
                                                           TEMPLE-INLAND
                                                    SAVINGS AND RETIREMENT PLAN



                                                                      Year Ended December 31, 1993
                                             Fixed     Company                                    U.S.
                                            Income    Stock      Equity  Wellington   Index       Treasury    Loan
                                 Total       Fund      Fund      Fund      Fund       Fund        Fund       Fund

INVESTMENT INCOME
  Cash dividends              $   400,758 $     -  $   59,647  $  224,393 $  89,683 $  27,035  $      -   $    -
  Interest                        501,318   244,928     3,805         293       175       108    248,123     3,886

Gain on sale of assets             23,233       -       3,387       9,626     4,767     4,761        692       -

Increase (decrease) in unrealized
  appreciation in aggregate market
  value of investments--Note E    288,812       -     214,690     111,458    80,951    51,661 (  169,948)      -

Equity in earnings of Temple-Inland
  Forest Products Corporation
  Master Trust--Note F             61,639    61,639       -           -         -         -           -        -

CONTRIBUTIONS--Note D
  Employee                      3,326,016 1,028,552   511,388     930,987   248,572   523,265     83,252       -
  Employer                      4,428,944   732,379 1,956,696         -         -         -   1,739,869        -
  Forfeitures                    (296,984) (197,616)  (99,368)        -         -         -           -        -
  Rollover from other qualified
  plans                           918,858    883,643    3,831      19,168     2,941     6,117      3,158       -

Transfers (to) from other funds        -  (2,527,408)( 39,410)   100,796 (  141,958)( 10,723)  2,378,816  239,887

Distributions to participants (  650,364)(   213,425)(129,059)(  134,334)(   90,847) ( 37,887) (  43,325)(  1,487)

Miscellaneous                 (   42,649) (   37,756)(  15,615)     3,925    13,392 (   7,119)       524       -

INCREASE (DECREASE) IN ASSETS  8,959,581  (   25,064)2,469,992  1,266,312   207,676   557,218  4,241,161   242,286

Net assets available for benefits
  at beginning of year       $10,489,654  $5,121,550$1,885,263 $1,562,272 $1,219,292$  701,277 $      -   $    -

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR             $19,449,235  $5,096,486$4,355,255 $2,828,584 $1,426,968$1,258,495 $4,241,161 $242,286



     STATEMENT OF INCOME AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                            TEMPLE-INLAND
                                     SAVINGS AND RETIREMENT PLAN



                                                               Year Ended December 31, 1992
                                                   Fixed      Company
                                                  Income       Stock     Equity    Wellington    Index
                                         Total      Fund       Fund       fund        Fund       Fund


INVESTMENT INCOME
  Cash dividend                       $   157,063$      -   $    2,371 $   88,154  $   55,948  $ 10,590
  Interest                                123,578  104,885      15,862        839       1,315       677

Gain on sale of assets                      3,664       -          -          -           -       3,664

Increase in unrealized appreciation
  in aggregate market value of
  investments--Note E                     170,741       -       47,403     84,076      19,692    19,570

Equity in earnings of Temple-Inland
  Forest Products Corporation Master
  Trust--Note F                            89,387    89,387        -          -           -         -

CONTRIBUTIONS--Note D
  Employee                              2,437,665    775,537   368,004    556,832     455,888   281,404
  Employer                              3,346,887 1,793,662  1,553,225        -           -         -
  Forfeitures                            (123,405)       -    (123,405)       -           -         -
  Rollover from other qualified plans    263,360   132,090      25,758     35,619      38,397    31,496

Transfers (to) from other funds               -  (  167,871)    35,483     26,911      67,173    38,304

Distributions to participants            (449,662)(  230,303)(   39,424)(   66,593)(   75,786)  (37,556)

Miscellaneous                              15,607     9,697 (       14)(      663)       709      5,878

INCREASE IN ASSETS                      6,034,885 2,507,084  1,885,263    725,175     563,336   354,027

Net assets available for benefits     $ 4,454,769$2,614,466 $      -   $  837,097  $  655,956  $347,250

NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                       $10,489,654$5,121,550 $1,885,263 $1,562,272  $1,219,292  $701,277


                  NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
SAVINGS AND RETIREMENT PLAN

December 31, 1993


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Equity in Temple-Inland Forest Products Corporation Master Trust:
The Temple-Inland Forest Products Corporation Master Trust (the "TIFPC Trust") comprised the assets of eleven savings plans, each of which had an interest in the assets of the Trust as determined in accordance with the Temple-Inland Forest Products Corporation Trust Agreement. The TIFPC Trust contained a portion of fixed income assets only. The plans individually represented employees of a specific geographical or operating location of the Company. Contributions were made by each of the plans to one Trustee and the assets of the plans were held in common. The Plan's equity in the Trust is based on a percentage allocation of the aggregate market value of the Trust's assets. The Plan's equity in the earnings of the Trust was based on a percentage allocation of the Trust's investment income and increases or decreases in realized and unrealized appreciation (depreciation) (see Note F). In 1993, the TIFPC Trust was terminated and a majority of the assets of the TIFPC Trust were transferred to the Temple-Inland Employee Master Trust.

Equity in the Temple-Inland Employee Master Trust: In 1993, the Temple-Inland Employee Master Trust(the "T-I Trust") was formed. The assets of the T-I Trust are composed of the assets of 5 savings plans, each of which has an interest in the assets of the T-I Trust as determined in accordance with the Temple-Inland Employee Master Trust Agreement. The plans individually represent employees of a specific geographical or operation location of the Company. Contributions are made by each of the plans to one Trustee. The assets of the T-I Trust are held in common. The Plan's equity in the Temple-Inland stock fund is based on a percentage allocation of the Trust's investment income and increases or decreases in realized and unrealized appreciation (depreciation) (see Note G).

Investments: Equity in the TIFPC Trust, the Temple-Inland Stock Fund, and in the Vanguard mutual funds are carried at market value with the difference between cost and current market value reflected in the statement of changes in net assets as increases or decreases in unrealized appreciation or depreciation in market value of investments. The market value of equity in the TIFPC Trust represents contributions, less distributions (if any), plus proportionate equity in the interest income and realized and unrealized gains and losses on the underlying investments of the TIFPC Trust (see Note F). The market value of equity in the Temple-Inland Stock Fund is based on Temple-Inland common stock's last sales price of the year as reported by the New York Stock Exchange. The market values of investments in the Vanguard mutual funds are based on the net asset value per unit as reported by the National Association of Security Dealers for the last business day of the year. Short-term investments and investment in the fixed income fund are carried at cost, which approximates current value.

Investment Income: Dividends are recorded as income on the dividend record date. Realized gains or losses on investment securities sold are determined on the basis of average cost.



NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
SAVINGS AND RETIREMENT PLAN

December 31, 1993

NOTE B--DESCRIPTION OF THE PLAN

The Board of Directors of Temple-Inland Forest Products Corporation (the "Company"), a wholly-owned subsidiary of Temple-Inland Inc., approved the formation of the Temple-Inland Savings and Retirement Plan (the "Plan") effective July 1, 1993. Prior year financial statements of the two plans were combined for consistent presentation. The Plan is a continuation of the Temple-Inland Financial Services Savings and Retirement Plan and the Temple-Inland Food Service Corporation Savings and Retirement Plan. Prior year amounts have been restated for consistent presentation. The summary plan description that is available from the Plan administrator contains information on Plan eligibility and other detailed information about the Plan.

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1 percent to 16 percent of the participant's base compensation. Before-tax contributions for 1993 are limited to $8,994 per year per participant, subject to an annual adjustment for inflation.

Substantially all Plan administrative expenses not borne directly by the Employer are subsequently reimbursed to the Plan.

Participants may designate that their contributions be made in multiples of 10 percent to any of five funds: a fixed income fund, a Company stock fund (comprised of Temple-Inland Inc. common stock), an equity fund, a U.S. Treasury fund, or an Index Fund. Contributions by the employers are invested only in the Company stock fund and are not subject to an election by the participant.

The number of participants in each fund at December 31, 1993 was as follows: fixed income fund --1,412; Company stock fund --
1,815; equity fund --1,130; Wellington fund --690; index fund --
772; U.S. Treasury fund --2,652; and loan fund --95.

The Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall become nonforfeitable with respect to participant's contributions as adjusted for earnings or losses. Any Company matching contributions as adjusted for earnings or losses will be returned to the Company.

NOTE C--INCOME TAX STATUS

The Plan was amended effective July 1, 1993. Significant amendments included changes in the employees allowed to participate in the Plan, the vesting percentages, and the number of investment options offered. Reference is made to the summary plan description for detailed explanations.

The Company's intention is for the Plan to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code and thus would not be subject to tax under present income tax laws. Participants are not subject to federal income tax until amounts other than loans are distributed to them.

The Company intends to file appropriate documents with the Internal Revenue Service to obtain assurance that the Plan qualifies under Sections 401(a) of the Internal Revenue Code.




NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
SAVINGS AND RETIREMENT PLAN

December 31, 1993


NOTE D--CONTRIBUTIONS

Contributions, net of forfeitures to the Plan are shown below:

                                           Total    Employee    Employer

Year Ended December 31, 1993
Temple-Inland Food Service
  Corporation                           $  755,533 $  333,345  $  422,188
Temple-Inland Financial Services         6,702,443  2,992,671   3,709,772
                                        $7,457,976 $3,326,016  $4,131,960

Year Ended December 31, 1992
Temple-Inland Food Service
  Corporation                           $  580,912 $  248,963  $  331,949
Temple-Inland Financial Services         5,080,235  2,188,702   2,891,533
                                        $5,661,147 $2,437,665  $3,223,482



NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
SAVINGS AND RETIREMENT PLAN
December 31, 1993


NOTE E--INVESTMENTS

The unrealized appreciation or depreciation in the aggregate market value of investments, including equity in the earnings of the Trust, is summarized as follows:

                                                Company                              U.S.
                                                 Stock      Equity    Wellington  Treasury    Index
                                    Total         Fund       Fund         Fund       Fund     Fund


Unrealized appreciation
  (depreciation) at
  December 31, 1992              $   170,741  $    47,403 $  84,076   $   19,692   $   -      $19,570
Increase (decrease)                  288,812      214,690   111,458       80,951  (169,948)    51,661

Unrealized appreciation
  (depreciation) at
  December 31, 1993              $   459,553  $   262,093 $ 195,534   $  100,643   $(169,948) $71,231



NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
SAVINGS AND RETIREMENT PLAN

December 31, 1993


NOTE F--EQUITY IN TEMPLE-INLAND FOREST PRODUCTS CORPORATION
MASTER TRUST

The Plan's equity in the TIFPC Trust is based on a percentage allocation of the aggregate market value of the Trust's assets.
Net assets of the TIFPC Trust (reported at market value) are comprised of the following:


                                  December 31,  December 31,
                                     1993           1992

  Adjustable rate mortgage-backed
    securities                   $        -     $ 17,453,212
  Interest Receivable                     -           46,830
                                 $        -     $ 17,500,042

Results of the TIFPC Trust's operations for the Plan years ended
December 31, 1993 and December 31, 1992 were as follows:

                               December 31,     December 31,
                                   1993             1992

  Investment income            $   266,478      $   638,526
  Net realized and unrealized
   appreciation (depreciation)
   on investments                   48,460       (  129,355)
  Net earnings from Trust
   operations                  $   314,938      $   509,171


The Plan's proportionate interest in the TIFPC Trust's assets was
24.47 percent in 1992.


NOTE G--EQUITY IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

Net assets of the T-I Trust (reported at market value) as of December 31, 1993 are comprised of the following:

             Receivables                          $  1,117,613
             Registered Investment Companies        35,254,650
             Common/Collective Trusts                5,001,318
             Unallocated Insurance Contracts        55,013,841
             Stock Funds and Other Blended Funds   117,355,101
             Loans Other Than Mortgages              4,019,718
                                                  $217,762,241


Results of the T-I Trust's operations for the Plan year ended
December 31, 1993 were as follows:

       Income                                     $   5,787,592
       Gain on asset sale                               169,122
       Increase in unrealized appreciation           12,396,280
       Contributions                                 18,361,232
       Distributions to participants                 (7,426,163)
                                                     29,288,064
       Asset transfers in                           188,474,178
                                                  $ 217,762,241

The Plan's proportionate interest in the T-I Trust's operations assets and the earnings for 1993 was 8.85% and 21.69%, respectively.








                 Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-43802) pertaining to the Temple-Inland Savings and Retirement Plan of our report dated May 27, 1994, with respect to the financial statements of the Temple-Inland Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.


                                    /s/ ERNST & YOUNG

June 27, 1994
Houston, Texas